UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*
(Rule 13d-101)

Arris Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

04269Q100

(CUSIP Number)

Elizabeth M. Markowski
Senior Vice President
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10 pages)

CUSIP No. 04269Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,681,341 *

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,681,341*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,681,341*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%**

14.	Type of Reporting Person (See Instructions) CO

*  Of the 7,681,341 shares of Common Stock beneficially owned by the Reporting Person, 6,827,000 shares are currently owned of record by a subsidiary of the Reporting Person and an additional 854,341 shares are issuable upon exercise of certain options.  See Item 6 for a discussion of certain lock-up agreements with respect to the Common Stock.

** Based on 82,509,456 shares of the Issuer’s Common Stock issued and outstanding as of November 11, 2002, according to the Issuer’s Form 10-Q filed with the SEC on November 14, 2002.

(Page 2 of 10 pages)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A AMENDMENT NO. 2

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

ARRIS GROUP, INC.

                This Schedule 13D/A (Amendment No. 2) (this “Statement”) is being filed for the purpose of amending and supplementing the Statement on Schedule 13D as originally filed on March 9, 1999 (the “Original Filing”) and amended by a Statement on Schedule 13D/A filed by Liberty Media Corporation on June 20, 2002 (as so amended, the “Amended Filing”), with respect to the Common Stock, par value $.01 per share (“Common Stock”), of Arris Group, Inc., a Delaware corporation (the “Issuer”).

Item 2.	Identity and Background.

The text of Item 2 of the Amended Filing is amended and restated to read in its entirety as follows:

The reporting person is Liberty Media Corporation, a Delaware corporation (“Liberty Media” or the “Reporting Person”).  Liberty Media is the beneficial owner of shares of Common Stock held of record by Liberty ANTC, Inc. (formerly known as TCI TSX, Inc.), a Colorado corporation.  The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.

Liberty Media, directly and through its subsidiaries, owns interests in a broad range of video programming, media, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia.  Liberty Media’s principal assets include interests in Starz Encore Group LLC, Ascent Media Group, Inc., On Command Corporation, Discovery Communications, Inc., UnitedGlobalCom, Inc., Jupiter Telecommunications Co., Ltd., QVC, Inc., Court Television Network, Game Show Network, AOL Time Warner Inc., USA Interactive, Sprint PCS Group and The News Corporation Limited.

The prior Schedule 1 to the Amended Filing is hereby deleted in its entirety and is replaced by the Schedule 1 attached hereto which contains the following information concerning each director, executive officer and controlling person of Liberty Media: (i) name and residence or business address; (ii) principal occupation or employment; (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.  Schedule 1 attached hereto is incorporated herein by reference.

(Page 3 of 10 pages)

Each person listed on Schedule 1 (collectively, the “Schedule 1 Persons”) is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen.  During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

The text of Item 5 of the Amended Filing is amended and restated to read in its entirety as follows:

(a)                 The Reporting Person presently beneficially owns 7,681,341 shares of Common Stock.  Of the 7,681,341 shares of Common Stock beneficially owned, 6,827,000 shares are currently owned of record by Liberty ANTC, Inc., a subsidiary of the Reporting Person, and an additional 854,341 shares may be acquired by such subsidiary upon the exercise of options (the “Options”).  The 7,681,341 shares of Common Stock beneficially owned by the Reporting Person represent approximately 9.2% of the outstanding shares of Common Stock (based on 82,509,456 shares of Common Stock outstanding as of November 11, 2002, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002).

To the best knowledge of the Reporting Person, none of the Schedule 1 Persons has any interest in any securities of the Issuer.

(b)                 The Reporting Person has the sole power to vote or to direct the voting of the shares of Common Stock that the Reporting Person beneficially owns.  Except as described in Item 6, the Reporting Person has the sole power to dispose of, or to direct the disposition of, such shares of Common Stock.

(c)                 Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in the Common Stock of the Issuer during the past sixty (60) days.

(d)                 There is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e)                 Not applicable.

(Page 4 of 10 pages)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The text of Item 6 of the Amended Filing is amended and restated to read in its entirety as follows:

The arrangements described below exist with respect to the Common Stock.

(a)           Option Agreements

The Reporting Person holds the Options described in Item 3 to the Amended Filing, which Item is hereby incorporated by reference herein.

(b)           Registration Rights Agreement

The Reporting Person’s subsidiary, Liberty ANTC, Inc. (formerly TCI TSX, Inc.) is a party to the Registration Rights Agreement, dated as of October 29, 1996, between the Issuer and TCI TSX, Inc., (the “Registration Rights Agreement”) wherein the Issuer granted demand and incidental registration rights to such subsidiary with respect to all of the Common Stock beneficially owned by such subsidiary as of such date as well as to any Common Stock that such subsidiary might acquire during the term of the Registration Rights Agreement.  A copy of the Registration Rights Agreement is filed as Exhibit 7(b) to the Amended Filing and is incorporated herein by reference, and the description of the Registration Rights Agreement contained herein is qualified in its entirety by the complete text of the Registration Rights Agreement.

(c)           Lock-Up Agreement

On June 7, 2002, Nortel Networks LLC, a Delaware limited liability company (“Nortel”), and Liberty ANTC, Inc. entered into a Lock-Up Agreement (the “Lock-Up Agreement”) pursuant to which each party has agreed not to exercise any registration rights that it may have with respect to the Common Stock or sell any shares of Common Stock pursuant to Rule 144 of the Securities Act of 1933, as amended, during the Restricted Period (as defined below), excluding in the case of Nortel the 21,000,000 shares of Common Stock that the Issuer has registered pursuant to a Registration Statement on Form S-3 filed with the Securities and Exchange Commission on May 16, 2002 (the “S-3”).  The “Restricted Period” commenced on June 25, 2002 and expires on the earlier of July 31, 2003 and thirty days after the completion of both of the following: (i) the refinancing, redemption or maturity of at least 66% of the original principal amount of those certain 4 1/2% Convertible Subordinated Notes due May 15, 2003 made by the Issuer in favor of Nortel, and (ii) the redemption by Arris Interactive, LLC, a Delaware limited liability company, of at least 66% of the original principal amount of Nortel’s Class B Membership Interest in Arris Interactive LLC, plus accrued dividends.  A copy of the Lock-Up Agreement is filed as Exhibit 7(c) to the Amended Filing and is incorporated herein by reference, and the description of the Lock-Up Agreement contained herein is qualified in its entirety by the complete text of the Lock-Up Agreement.

                Pursuant to a letter agreement, dated March 11, 2003, between Liberty ANTC, Inc. and Nortel’s successor, Nortel Networks, Inc. (“Nortel, Inc.”), the Lock-Up Agreement was amended

(Page 5 of 10 pages)

(1) to release Nortel, Inc. from the obligation to have CIBC World Markets Corp. (“CIBC”) agree to be bound by the terms of the Lock-Up Agreement in respect of a maximum of 6,000,000 shares to be transferred by Nortel, Inc. pursuant to a loan agreement between Nortel, Inc. and CIBC, dated March 11, 2003 (the “Loan Agreement”); (2) to entitle Nortel, Inc. to demand registration rights in respect of any shares lent pursuant to the Loan Agreement and any substitutes therefore that are returned to Nortel, Inc. in lieu thereof pursuant to the Loan Agreement (collectively, the “Covered Shares”); and (3) to permit the Covered Shares, once returned to Nortel, Inc., to be sold pursuant to the Issuer’s existing shelf registration statement.  A copy of the letter amending the Lock-Up Agreement (the “Letter Agreement”) is filed as Exhibit 7(d) to this Statement and is incorporated herein by reference, and the description of the Letter Agreement contained herein is qualified in its entirety by the complete text of the Letter Agreement.

(d)           CIBC Lock-Up Agreement

Pursuant to an agreement, dated March 11, 2003, between the Reporting Person and CIBC (the “CIBC Lock-Up Agreement”), the Initial Purchaser of notes of the Issuer (the “Notes”) convertible into Common Stock of the Issuer, the Reporting Person agreed that, without prior written consent of CIBC, it will not, during the Lock-Up Period (as defined below), with the exception of Permitted Transactions (defined below), (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock (including, but not limited to, Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or (2) enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or any securities of the Company which are substantially similar to the Common Stock, including, but not limited to, any security convertible into or exercisable or exchangeable for Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  The Reporting Person also agreed therein that, without the prior written consent of CIBC, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.  The “Lock-Up Period” commences on March 12, 2003, the date of the offering circular relating to the private offering of the Notes by CIBC (the “Rule 144A Offering”), and expires after the 90th day thereafter.  “Permitted Transactions” means any of, or one or more of, the following: (1) pledges of Common Stock by the undersigned or any of its Affiliates (as such term is defined in Rule 405 of the Securities Act of 1933, as amended) to any Affiliate of the undersigned, (2) sales, transfers, loans or other dispositions of Common Stock by the undersigned or any of its Affiliates to the undersigned or any of its Affiliates or to the Company or any of its Affiliates, or (3) offers, sales, transfers or other dispositions of Common Stock by the undersigned or any of its Affiliates in connection with a tender offer made with respect to the Common Stock.  The CIBC Lock-Up Agreement terminates if (1) the purchase agreement between the Issuer and CIBC relating to the Rule 144A Offering terminates prior to the payment for and delivery of the Common Stock to be sold

(Page 6 of 10 pages)

thereunder or (2) any similar lock-up agreement between CIBC and any director, officer or stockholder of the Issuer with respect to the Common Stock shall terminate.  A copy of the CIBC Lock-Up Agreement is filed as Exhibit 7(e) to this Statement and is incorporated herein by reference, and the description of the CIBC Lock-Up Agreement contained herein is qualified in its entirety by the complete text of the CIBC Lock-Up Agreement.

(Page 7 of 10 pages)

Item 7.	Material to Be Filed as Exhibits
The text of Item 7 is hereby amended and supplemented to include the following information:
Exhibit No.	Exhibit
7(d)	Letter Agreement, dated as of March 11, 2003, by and between Nortel Networks, Inc. and Liberty ANTC, Inc.
7(e)	CIBC Lock-Up Agreement, dated as of March 11, 2003, by and between CIBC World Markets Corp. and Liberty Media Corporation.

(Page 8 of 10 pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2003
LIBERTY MEDIA CORPORATION

	By:	/s/ Elizabeth M. Markowski
		Name:	Elizabeth M. Markowski
		Title:	Senior Vice President

(Page 9 of 10 pages)

Schedule 1 of the Amended Filing is hereby amended to read in its entirety as follows:

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name and present principal occupation of each director and executive officer of the Reporting Person are set forth below. The principal business of Liberty Media is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia.  The principal businesses of the other entities listed below are as so listed.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of the Reporting Person, all executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of Liberty Media
Robert R. Bennett	President, Chief Executive Officer and Director of Liberty Media
Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty Media; President of Fisher Capital Partners, Ltd., a venture capital partnership
Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty Media; Managing Director of Allen & Company Incorporated, an investment banking services company
Gary S. Howard	Executive Vice President, Chief Operating Officer and Director of Liberty Media
Jerome H. Kern 4600 S. Syracuse Street Denver, CO 80237	Director of Liberty Media; Consultant, Kern Consulting LLC, a consulting company
David E. Rapley	Director of Liberty Media
Larry E. Romrell	Director of Liberty Media
David J.A. Flowers	Senior Vice President and Treasurer of Liberty Media
Elizabeth M. Markowski	Senior Vice President of Liberty Media
Albert E. Rosenthaler	Senior Vice President of Liberty Media
Christopher W. Shean	Senior Vice President and Controller of Liberty Media
Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty Media

EXHIBIT INDEX

Exhibit No.	Exhibit
7(d)	Letter Agreement, dated as of March 11, 2003, by and between Nortel Networks, Inc. and Liberty ANTC, Inc.
7(e)	CIBC Lock-Up Agreement, dated as of March 11, 2003, by and between CIBC World Markets Corp. and Liberty Media Corporation.